

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Ross W. McCanless, Esq.
Chief Legal Officer
ESH Hospitality, Inc.,
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

> **Re:** **Extended Stay America, Inc.**
> **ESH Hospitality, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2014**
> **File No. 333-196647**

Dear Mr. McCanless:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 103

1. We note the incorporation by reference of your combined reports on Form 10-K and 10-Q for the year and periods ended December 31, 2013 and March 31, 2014, respectively. Please provide your analysis that demonstrates that you meet the requirements to file combined periodic reports for Extended Stay America, Inc. and ESH Hospitality, Inc. Your analysis should address how the company determined that Extended Stay Inc. owns substantially all of ESH Hospitality, Inc., that there are no more than nominal differences between the financial statements of these companies and that the non-financial disclosures are substantially similar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/S/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stuart H. Gelfond, Esq.
        Paul D. Tropp, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP